
Joshua Host, CEO
joshua@thrivelab.com
hormone
healthtech
unicorn
thrivelab

INVEST IN **THRIVELAB**

Share

Healthtech platform in the hormone health space with 558% Growth and $300k MRR

LEAD INVESTOR



Ryan Hodson

I invested in ThriveLab because of their ambitious mission to transform hormone health; I believe the niche focus on hormone imbalance ($45B market / 80m individuals) will achieve high adoption rates. The Founder has presented strong industry expertise and has previous operating/exit experience - his passion for improving access to hormonal healthcare will help drive the company forward as they scale. i am most impressed by their organic growth so far and the high engagement rates. Moreover, the support he has received from friends and family (raised over $4m to date) alongside proof of concept ($300k/monthly revenue) provides a solid foundation to build on in 2023. I believe this could take off as they close more partnerships with clinics, insurers, and patient advocate groups.

Invested $1,000 this round

Learn about Lead Investors

thrivelab.com   Los Angeles CA   Technology   Mobile Apps   Subscription   Health & Fitness

Highlights

1. 🥴Hormone Imbalance is an epidemic affecting 84 million. Only 12% will find 🚀. $45B Industry
2. 📈 Patent Pending AI Engine cut industry standard time to care by 76% and cost of care by 64%
3. 🧑🏽‍⚕️Experienced leadership team with multiple exits and experience scaling global healthcare brands
4. 💵 3.9 million raised to date from founders and investors
5. 🚀558% revenue growth in 2022, 995% Growth forecasted in 2023 (not guaranteed)
6. 🙋🏽‍♂️Scalable Acquisition Model: 4 Month CAC Payback and 96% Subscription Retention Rate.
7. 💰Subscription revenue model, exceeding $300,000/month and 59% Gross Margins
8. 🌍 Now Nationwide in the US and expanding into 3 new countries in 2023.

Our Team



Joshua Host CEO, Co-Founder, Board Member

Joshua Host is a mission driven founder that has created over $200 million in enterprise value and exits. Josh is a servant leader dedicated to scaling purpose built teams with the objective of changing the world. MBA from Pepperdine.

objective of changing the world. MBA from Pepperdine.

After a life altering brain injury our CEO was unable to find resolution. This led to the startling discovery that 84 million people are suffering from hormone imbalances. Sadly only 12% will find care. The balance will be misdiagnosed or rejected for care. The symptoms are crippling and chronic. It's our mission to help these humans.



Dr. Nayan Patel Chief Clinical Officer, Co-Founder

Dr. Nayan Patel is an internationally-recognized scientist, consultant, and lecturer on regenerative medicine. Dr. Patel has served over 250k patients with hormone health plans. PharmD from USC.



Dr. Ryan Jones Chief Medical Director, Co-Founder

Dr. Ryan Jones completed his medical education at UT Southwestern Medical School and subsequently focused his efforts on obtaining a broad base of clinical experience at multiple levels and stages of healthcare delivery.



Rahula Kocher Chief Technology Officer, Co-Founder

Rahula Kochar has two decades of experience building award-winning healthcare technology platforms to improve patient outcomes.

Pitch


Joshua Host, CEO
joshua@thrivelab.com
hormone


thrivelab
unicorn

Hormone imbalance is an epidemic

84 MILLION PEOPLE AFFLICTED

43% **of women 30-65**

67% **of men 35-75**

ONLY **12%** ARE BEING TREATED

Source *Onepoll*

Most of us have no idea

WHY?

68% — **Misdiagnosed**

24% — **Rejected for care**

HOW?

PHARMACEUTICAL INDUSTRY
Pushing drugs through continued education

INSURANCE COMPANIES
Slashing reimbursements needed for diagnostics

Source *Onepoll*

Their symptoms are emotionally painful





His Symptoms
Erectile dysfunction
Loss of muscle mass
Low Energy & Burnout
Abdominal Fat Gain
Brain Fog
Depression
Reduced sex drive

Her Symptoms
Weight gain
Hot flashes
Night sweats
Sleeplessness
Low energy
Brain fog
Depression & Anxiety

So we've made it our mission to help them



GREAT experience

"Really great company. Good communication, great follow-up. Kristina was amazing. My PA Ashley was super knowledgeable and thorough. These guys get it. A+++"

★★★★★

JAMES T. | JUNE 23, 2022



The staff are friendly and helpful

"The staff are friendly and helpful. The staff listen to your concerns. It's not all about what the "norms" are. It's the norm for your body."

★★★★★

HEATHER P. | JUNE 20, 2022

Source: Trustpilot

With a concierge hormone health program

THRIVE optum™ | A patent pending blend of treatment protocols, nutraceuticals & technology to resolve hormone imbalance.


Yours for
the taking
thrivelab

90 days to thrive

MONTH 01

- + SEX DRIVE
- + ENERGY
- + MOOD
- + CLARITY
- + STAMINA

MONTH 02

- + STRENGTH
- + SEXUAL PERFORMANCE
- + MUSCLE GAIN
- + FAT LOSS



thrivelab

HELPING GOOD HUMANS THRIVE

Outcome

237% INCREASE IN TESTOSTERONE

79% REPORT SYMPTOMS GONE IN 6-8 WEEKS

An easy Patient Journey

01. ONBOARDING	02. PLAN	03. OPTIMIZE
Self Assessment	Initial Consult $45	Monthly Plan $79/mo.





thrivelab

HELPING GOOD HUMANS THRIVE

And an optimized plan

THRIVE optum™

- + Dr. Appointments
- + Personalized Plan
- + On-Demand Care
- + Plan Optimization
- + Rx Management
- + Free Shipping

$79 /month + 12% Discount on Meds

Faster Results | Lower Cost

-64% Lower Medical Cost

-12% Discount on Medications

-76% Reduction in Time to Treatment


Month 1
Month 3
Months 6–Year 9

thrivelab

HELPING GOOD HUMANS THRIVE

Our patients love us



Chris Nordlinger | Age 45

SPECIAL FORCES VETERAN

SYMPTOMS
Lack of energy, weight gain

★★★★★
"In two weeks, I was back. First my energy increased, then I started shedding body fat."



thrivelab

Our strategy drives patient outcomes.

December Milestones

+ 96% Retention Rate
+ 9.8 Provider Score
+ 4.7 Stars on Trustpilot
+ 4 Month CAC Payback
+ Nationwide Coverage



thrivelab

Led by a mission-driven founder and a veteran leadership team with 25 years of healthcare, technology & consumer experience.



Joshua Host
Chief Executive Officer



Dr. Nayan Patel
Chief Scientific Officer



Dr. Ryan Jones
Chief Medical Director



Dr. Bimisa Renteria
Director of Clinicians



Rahula Kochar
Chief Technology Officer

akos remedies in real time · Central Drugs · Cancer Treatment Centers of America · Scripps · Intellidot

The need is massive

We need only 51k Patients. to achieve Unicorn Status


84m
Total addressable market
74m
Unserved market
10m
Served Market
$39.6B by 2027
7.7% CAGR

$205M ARR
0.06% Penetration

Source Grand View Research

Comps & Multiples

11.2	Hone Health
7.8	Parsley Health
9.8	Elektra

Market Multiple	**8.23x**
You buy in at	**5x**
Your Discount	**42%**

Source Statista

So we expanded nationwide and started growing

— Closed the year with nearly **$300K** in monthly revenue
— Up nearly **5x** from where we began the year
— Average month over month growth of **16%** in 2022


Monthly Revenue ($,000)
350
300
250
200
150
100
50
0
1,400
1,200
1,000
800
600
400
200
0
Subscribers
Jan-22 Feb-22 Mar-22 Apr-22 May-22 Jun-22 Jul-22 Aug-22 Sep-22 Oct-22 Nov-22 Dec-22
Revenue
Subscribers

And now we are ready to scale

UNICORN
$1,435M

GROSS REVENUE

— Retention: 98%


— Mo. Ticket: $216
— Rev Growth: 258%
— Gross Profit: 59%
— CAC Payback: 4 mo
— Lifetime Value: $14k
Subscription
New patient
EBITDA
Seed Round
$15M Value
Series A
$50M Value
$10M
$44M
$90M
$143M
$205M
Current
Year 1
Year 2
Year 3
Year 4
Year 5
Patients
1k
4k
17k
32k
51k
68k
thrivelab
HELPING GOOD HUMANS THRIVE
© THRIVELAB CO. 2022

This graph contains forward-looking projections that cannot be guaranteed.


15
So we are raising $1M Seed Extension
To increase MRR from $300k to $860k
All money used for growth
— 81% for Patient Acquisition
— 19% Product Improvement
— 0% burn for G&A
Capital Raised to Date
— $4M Seed from Strategic
— $400k From founder
81%
Marketing
$810k
0%
G&A
$0.0M
3%
R&D
$30K
16%
IT
$160k
thrivelab
HELPING GOOD HUMANS THRIVE
© THRIVELAB CO. 2022


16
And build Thrivelab 2.0, The Longevity Platform
Platform Road Map
04 — New Target Demos
03 — Brand Extensions
12 — Line Extensions
iOS & Android App
ML Diagnostics 2.0
Strategic Partnerships
Corporate Health Plans
thrivelab
Appointments


thrivelab
HELPING GOOD HUMANS THRIVE
© THRIVELAB CO. 2022


17
Let's recap our journey together
We've already raised $4M
And delivered 258% revenue growth
On a 96% Retention Rate
With a $4M run rate.
In an untapped $46B market
This $1M will accelerate MRR to $860k in May for $50M Series A
thrivelab
HELPING GOOD HUMANS THRIVE
© THRIVELAB CO. 2022

Forward-looking projections cannot be guaranteed.


INVESTOR DECK
thrivelab
hormone
healthtech
unicorn